Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synopsys, Inc.:

We consent to the use of our reports dated December 21, 2007, with respect to the consolidated balance sheets of Synopsys, Inc. and subsidiaries as of October 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended October 31, 2007, and the effectiveness of internal control over financial reporting as of October 31, 2007, incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the Company’s method of quantifying errors in fiscal 2007 and accounting for share-based compensation in fiscal 2006.

/s/ KPMG LLP
Mountain View, California
May 19, 2008